Exhibit 99.1
Glass House Brands Reports First Quarter 2025 Financial Results
-Wholesale biomass production was 152,568 pounds, up 149% year-over-year
-Cost of production was $108 per pound, a substantial improvement compared to $182 per pound in Q1 2024
-First quarter 2025 revenue was $44.8 million, up 49% year-over-year and reflecting a 78% increase in wholesale revenue and 19% increase in retail revenue
-Gross margin was 45%, compared to 43% in Q4 2024 and 42% in Q1 2024
-Cash and restricted cash balance rose to $37.6 million on March 31, 2025 compared to $36.9 million on December 31, 2024
-Conference Call to be held today May 13, 2025 at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, May 13, 2025 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the first quarter ended March 31, 2025.
First Quarter 2025 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue of $44.8 million, an increase of 49% from $30.1 million in Q1 2024 and down 15% from $53.0 million in Q4 2024.
•Gross Profit was $20.1 million, compared to $12.5 million in Q1 2024 and $22.8 million in Q4 2024.
•Gross Profit Margin was 45%, compared to 42% in Q1 2024 and 43% in Q4 2024.
•Adjusted EBITDA1 was $4.4 million, compared to $(1.6) million in Q1 2024 and $9.0 million in Q4 2024.
•Operating Cash Flow was positive $2.5 million, compared to negative $1.9 million in Q1 2024 and positive $8.2 million in Q4 2024.
•Equivalent Dry Pound Production2 was 152,568 pounds, up 149% year-over-year.
•Cost per Equivalent Dry Pound of Production3 was $108 per pound, a decrease of 41% compared to the same period last year.
•Cash, Restricted Cash and Cash Equivalents balance was $37.6 million at quarter-end versus $36.9 million at the end of Q4 2024.
Management Commentary
“Glass House Brands’ first quarter results exceeded expectations and guidance targets across an array of key deliverables despite continued challenges in the California market,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “Results included consolidated revenue of $45 million, up 49% year-over-year, an impressive gross margin of 45% and Adjusted EBITDA of $4.4 million. I’m extremely proud of our team’s ability to achieve these results even while facing ever-changing challenges in the California market.”

“In the first quarter, our retail revenues grew 19% year-over-year while over the same period, Headset data shows California retail sales declined 13%. The delta between our performance and the California market is a truly staggering 32%! On the cultivation side, we produced nearly 153,000 pounds of wholesale biomass in the quarter. This exceeded the high-end of our guidance and was up from 61,000 pounds in the comparable period last year, a 149% year-over-year increase. Cost of production was $108 per pound, a substantial improvement compared to $182 per pound in last year’s first quarter and $110 per pound in the fourth quarter. Our proven ability as a low-cost producer of high-quality cannabis is a core part of what differentiates us from our peers. We continue to anticipate further cost reductions this year as we move closer to our $100 per pound target.”
“In addition to these results, for both CPG and within our stores consumer demand remains robust for our branded products including Allswell, Glass House Farms and PLUS Products. Both the Allswell and Glass House Farms brands continue to gain market share in California and we recently announced a licensing partnership with Eaze to launch PLUS cannabis gummies for the first time in Florida state dispensaries.”
“Further, in the first quarter we achieved important progress on longer-term initiatives, designed to ensure stability and continue our history of capitalizing on growth opportunities. Progress includes the continuation of our Phase III expansion at the SoCal Farm and the retrofit of Greenhouse 2. We are on track to generate initial revenues from this facility prior to year-end with a full year’s contribution anticipated in 2026. Incremental production contribution from Greenhouse 2 is estimated to be 275,000 pounds in its first full year of operation and consolidated annual capacity at that time will be more than 1 million pounds of biomass.”
“In addition to the Greenhouse 2 expansion, we commenced early hemp cultivation trials and recently announced a collaboration with the University of California, Berkeley, to explore hemp-related research along with using AI for farming. We are now ready to progress with the next stage of development of our hemp strategy and will commence the build-out of a vacant greenhouse for commercial hemp production before the end of the quarter with the aim of generating initial hemp revenues this year. Our stated goal remains to grow and sell 2018 US Farm Bill compliant Hemp to legal states across the country. Moving forward, we maintain optionality to further enhance the initial greenhouse build as well as retrofit and develop other greenhouses for additional near-term hemp production. Each of our six greenhouses offers a nearly identical massive footprint.”
“Meanwhile, we secured a new $50 million senior secured credit facility that strengthens our balance sheet, significantly improves our cash flow and pushes out the maturity of our senior secured debt into 2030. This transaction was completed at attractive terms on par with non-cannabis businesses, which speaks to our lender’s confidence in our vision for this company’s continued expansion. Having said that, even with this greater financial flexibility, in 2025 managing costs and expenses will remain a priority as that is baked into our corporate DNA,” Mr. Kazan concluded.
First Quarter 2025 Operational Highlights
•Glass House Brands Announces New $50 Million Senior Secured Loan
•Glass House Brands Named to 2025 OTCQX Best 50 for the Second Year in a Row
Subsequent Events
•Glass House Brands and Eaze Partner to Launch PLUS Cannabis Gummies in Florida
•Glass House Brands Announces Hemp Research and Development Agreement with the University of California, Berkeley

Q1 2025 Financial Results Discussion
Revenues for Q1 2025 were $44.8 million, representing growth of 49% compared to the year-ago period, and a 15% decrease from Q4 2024. Q4 results benefited from a full quarter of contribution from Greenhouse 5, versus last year where we did not realize revenue from Greenhouse 5.
The wholesale biomass business achieved revenue of $28.3 million, accounting for 63% of total revenue and increasing 78% versus the same period in 2024 and down 22% sequentially. Biomass production exceeded guidance of 144,000 to 146,000, growing by 149% year-over-year to reach 152,568 pounds.
Q1 2025 retail revenue was $11.8 million, virtually unchanged from the previous quarter and compared to $9.9 million the first quarter of last year. Q1 2025 was the fifth quarter in a row in which our retail stores had same store sales growth on an annualized basis. Retail gross margin was 48% in the first quarter, up 2 percentage points from 46% in the fourth quarter reflecting our cost savings initiatives.
Wholesale CPG revenues were $4.7 million, representing a 5% sequential decrease and 12% year-over-year growth.
First quarter consolidated gross profit was $20.1 million, compared to $12.5 million for the year-ago period and $22.8 million in Q4 2024. Gross margin exceeded guidance at 45%, and compares to 42% in the first quarter of 2024 and 43% in the fourth quarter of 2024.
Average selling price was $193 per pound, consistent with guidance of $190 to $200 per pound and compared to $282 in the first quarter of 2024.
General and administrative expenses were $15.1 million for the first quarter of 2025, up 11% from $13.5 million last year and 2% from $14.8 million in the fourth quarter.
Sales and marketing expenses were $0.69 million, up from $0.48 million during the same period last year and up from $0.64 million in the prior quarter.
Professional fees were $1.7 million in Q1, compared to $1.4 million in Q4 2024 and $3.7 million in Q1 2024.
Depreciation and amortization in Q1 2025 were $3.8 million, compared to $3.9 million in Q4 2024 and $3.7 million in Q1 2024.
During Q1 2025, we recognized $1.9 million of non-cash impairment expense related to the carrying value of one of our NHC store licenses. Although we continue to win at retail, our current profitability projections, which are based on the strategic pricing initiative and the difficult California retail market, are below those made at the time of the acquisition approximately two years ago. This decrease in profitability required the impairment.
Adjusted EBITDA was $4.4 million, above the high end of guidance of $1 million to $3 million and compared to $9.0 million in Q4 2024.
Operating cash flow was $2.5 million, compared to a loss of $1.9 million in the year-ago period and operating cash flow of $8.2 million in Q4 2024.
As of March 31, 2025, the Company had $37.6 million of cash and restricted cash, up from $36.9 million at the start of the first quarter. The Company spent $6.7 million in capex in the first quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $1.9 million in preferred stock dividend payments and $42.1 million on the WhiteHawk loan, including repayment of the remaining balance in the amount of $40.6 million.
Outlook
The Company is providing the following guidance for the second quarter of 2025 based on the strength of first quarter results and current trends in 2025. This guidance does not contain any operating impact from Greenhouse 2 or hemp expansion.
Q2 2025 Outlook
We expect Q2 revenue to be between $57 million to $59 million, an increase of 8% year-over-year and nearly 30% sequential growth from Q1 at the mid-point of guidance.
We anticipate Q2 biomass production of 210,000 pounds to 215,000 pounds, representing 42% year-over-year growth at the mid-point of guidance.
We project that the average selling price for wholesale biomass will be in the range of $200 to $203 per pound. This compares with $283 in Q2 2024.
We project that Q2 2025 cost of production will be $105 per pound, compared to $148 per pound in Q2 2024.
We expect consolidated gross profit margin to be approximately 49%, versus 53% last year in Q2. Gross profit margin comparison stems from lower average sales prices being partially offset by reduced cost of production.
We project that adjusted EBITDA will be $11 million to $13 million versus $12.4 million in the second quarter last year and operating cash flow to be $11 million to $13 million, versus $8.9 million last year. Capex is projected to be approximately $13 million, primarily related to the Phase III expansion. This will result in an expected cash balance of approximately $38 million at quarter end.
Full Year 2025 Outlook
We maintain our previously provided full-year 2025 revenue and adjusted EBITDA guidance.
We anticipate full-year 2025 revenue to be between $220 million and $230 million, an increase of 12% year-over-year at the mid-point of guidance.
We anticipate full year biomass production of 780,000 pounds to 800,000 pounds, up from prior guidance of 760,000 pounds to 780,000 pounds and representing 30% year-over-year growth at the mid-point of guidance.
We project full year 2025 average selling price for wholesale biomass will be approximately $205, down from prior guidance of $215 to $220 per pound. This compares with $245 in 2024 reflecting continued pricing pressure in California similar to 2024 as well as an increase in trim within the sales mix.
2025 cost of production is guided to be $105 per pound, down from prior guidance of $112 per pound. 2025 anticipated cost of production compares to $123 per pound in 2024 with the decrease reflecting the benefit of increased scale, achieved operational efficiencies and process improvements which have improved yield from our plants resulting in higher contribution of trim production with very little incremental cost.

We expect consolidated gross profit margin to be approximately 48%, versus 48.5% last year. Gross profit margin comparison stems from lower average sales prices being partially offset by reduced cost of production.
We project that adjusted EBITDA will be in the mid $40 million range and for operating cash flow to be in the low $40 million range, versus $28.4 million last year. This will result in an expected cash balance of approximately $47 million at year-end. This ending cash guidance assumes $30 million of CAPEX primarily for the Phase III expansion and an additional $3 million for hemp expansion.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop-down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q1 2024	Q4 2024	Q1 2025
Revenues, Net	$30,100	$53,039	$44,818
Cost of Goods Sold	17,574	30,288	24,753
Gross Profit	12,526	22,751	20,065
% of Net Revenue	42%	43%	45%

Operating Expenses:
General and Administrative	13,528	14,808	15,083
Sales and Marketing	477	639	687
Professional Fees	3,663	1,354	1,668
Depreciation and Amortization	3,716	3,874	3,837
Impairment	—	—	1,900
Total Operating Expenses	21,384	20,675	23,175
Income (Loss) from Operations	(8,858)	2,076	(3,110)
Interest Expense	2,206	2,130	2,276
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	6,465	(12,296)	(95)
Other (Income) Expense, Net	(94)	(443)	1,789
Total Other (Income) Expense, Net	8,577	(10,609)	3,970
Income Taxes	834	526	2,928
Net Income (Loss)	$(18,269)	$12,159	$(10,008)

Adjusted EBITDA
(in thousands)	Q1 2024	Q4 2024	Q1 2025
Net Income (Loss) (GAAP)	$(18,269)	$12,159	$(10,008)
Depreciation and Amortization	3,716	3,874	3,837
Interest, Net	2,206	2,130	1,988
Income Tax Expense	834	526	2,928
EBITDA (Non-GAAP)	(11,513)	18,689	(1,255)
Adjustments:
Share-Based Compensation	3,272	3,258	2,105
Stock Appreciation Rights Expense	345	(159)	(37)
Gain on Equity Method Investments	(18)	(45)	(40)
Change in Fair Value of Derivative Asset and Liability	(113)	(6)	1,733
Impairment Expense for Intangible Assets	—	—	1,900
Change in Fair Value of Contingent Liabilities and Shares Payable	6,465	(12,296)	(95)
Loss on Extinguishment of Debt	—	—	292
Employee Retention Tax Credit	—	(423)	(210)
Adjusted EBITDA (Non-GAAP)	$(1,562)	$9,018	$4,393

Select Cash Flow Information
(in thousands)	Q1 2024	Q4 2024	Q1 2025
Net Income (Loss)	$(18,269)	$12,159	$(10,008)
Depreciation and Amortization	3,716	3,874	3,837
Share-Based Compensation	3,272	3,258	2,105
Impairment Expense for Intangibles	—	—	1,900
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	6,465	(12,296)	(95)
Other	508	778	2,573
Cash From Net Income (Loss)	(4,308)	7,773	312
Accounts Receivable	981	2,653	(1,424)
Income Taxes Receivable	—	(618)	—
Prepaid Expenses and Other Current Assets	418	(1,472)	1,086
Inventory	(2,371)	2,516	(1,430)
Other Assets	105	42	2,062
Accounts Payable and Accrued Liabilities	2,897	(934)	(587)
Income Taxes Payable	309	(1,984)	27
Other	94	216	2,425
Working Capital Impact	2,433	419	2,159
Operating Activities Cash Flow	(1,875)	8,192	2,471

Purchases of Property and Equipment	(2,405)	(2,560)	(6,695)
Investing Activities Cash Flow	(2,405)	(2,560)	(6,695)

Proceeds from the Issuance of Notes Payable	—	—	49,140
Payments on Notes Payable, Third Parties and Related Parties	(1,888)	(1,891)	(42,068)
Distributions to Preferred Shareholders	(1,938)	(1,938)	(1,938)
Other	(10)	60	(218)
Financing Activities Cash Flow	(3,836)	(3,769)	4,916

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	(8,116)	1,863	692
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	32,524	35,060	36,923
Cash, Restricted Cash and Cash Equivalents, End of Period	$24,408	$36,923	$37,615

Select Balance Sheet Information
(in thousands)	Q1 2024	Q4 2024	Q1 2025
Cash and Restricted Cash	$24,408	$36,923	$34,615
Accounts Receivable, Net	3,008	5,221	6,712
Income Taxes Receivable	—	1,929	1,929
Prepaid Expenses and Other Current Assets	3,455	7,775	9,608
Inventory	11,210	14,252	15,682
Total Current Assets	42,081	66,100	68,546
Operating and Finance Lease Right-of-Use Assets, Net	10,621	10,736	10,188
Long Term Investments	2,345	2,341	2,381
Property, Plant and Equipment, Net	214,712	212,252	212,789
Intangible Assets, Net and Goodwill	21,007	14,200	12,120
Restricted Cash, Net of Current Portion	—	—	3,000
Other Assets	4,481	4,873	2,566
TOTAL ASSETS	$295,247	$310,502	$311,590

Accounts Payable and Accrued Liabilities	$29,771	$31,128	$30,708
Income Taxes Payable	8,188	2,408	2,435
Contingent Shares and Earnout Liabilities	41,042	20,265	—
Shares Payable	8,581	2,579	2,485
Current Portion of Operating and Finance Lease Liabilities	1,822	2,454	2,344
Current Portion of Notes Payable	7,551	7,644	—
Total Current Liabilities	96,955	66,478	37,972
Operating and Finance Lease Liabilities, Net of Current Portion	9,035	8,548	8,001
Other Non-Current Liabilities	5,971	20,869	25,259
Notes Payable, Net of Current Portion	54,883	50,552	65,797
TOTAL LIABILITIES	166,844	146,447	137,029
Preferred Equity Series B, C and D	79,935	86,363	89,002
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	48,468	77,692	85,559
TOTAL SHAREHOLDERS' EQUITY	128,403	164,055	174,561
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$295,247	$310,502	$311,590

Notes Payable and Preferred Equity
(in thousands)	Q3 2024	Q4 2024	Q1 2025	Comments
Notes Payable
Secured Credit Facility	$—	$—	$50,000	Maturity is 2/28/30
Secured Credit Agreement	43,750	41,875	—	Maturity of the Secured Credit Agreement was 11/30/2026. On 2/28/2025, the Company entered into a Senior Secured Credit Facility for an aggregate principal amount of $50 million, maturing 2/28/2030. Proceeds from the Senior Secured Credit Facility were used to repay the remaining balance of the Secured Credit Agreement in the amount of $40.6 million on 2/28/2025.

Series A	11,895	11,895	11,895	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	(3)	315	(209)	Mostly original issue discount
Notes Payable Total	$59,753	$58,196	$65,797

Preferred Equity
Series B	$62,675	$65,084	$67,495	Currently at 22.5% dividend with 10% cash payment
Series C	6,098	6,279	6,507	Currently at 22.5% dividend with 10% cash payment
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment
Preferred Equity Total	$83,773	$86,363	$89,002

Cash Payments
Debt Amortization	$1,889	$1,889	$42,022	Q1 2025 Includes $40.6 million paid on 2/28/2025 for the Secured Credit Agreement; principal payments on the Secured Credit Facility start in 2027
Cash Interest	1,540	1,474	876	8.58% interest rate on the Senior Secured Credit Facility, entered into on 2/28/25
Debt Service	3,429	3,363	42,898

Series B	1,250	1,250	1,250	10% annual rate until 2/28/27 when it increases to 20%
Series C	125	125	125	10% annual rate until 6/30/27 when it increases to 20%
Series D	563	563	563	15% annual rate until 8/24/28 when it increases to 20%
Preferred Equity Dividends	1,938	1,938	1,938

Total Debt Service and Dividends	$5,367	$5,301	$44,836

Dividend Rates for Series B, C, and D
	22.5%	25.0%	20.0%
Series B	8/31/2024	8/31/2025	2/28/2027	Currently at 22.5% dividend with 10% cash payment
Series C	12/30/2024	12/30/2025	6/30/2027	Currently at 22.5% dividend with 10% cash payment
Series D			8/24/2028	Currently at 15% dividend with 15% cash payment
*Dividend in excess of cash dividend is paid out as PIK, outstanding preferred equity balance compounds quarterly.

Equity Table
(in thousands, except share price)	Q1 2025	Q4 2024	Change	Comments
Total Equity and Exchangeable Shares	77,407	76,906	501	Exercise of RSU's and ISO's
Warrants
Series D	2,980	2,980	—	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,739	9,739	—	Exercise price of $5.00 with an expiration date of August 2027
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,384	44,384	—

Stock Options	489	529	(40)	Weighted average exercise price of $3.10 with expiration dates from April 2025 to June 2026
RSUs	6,778	3,334	3,444	Up to 3-year vesting through 2028
Total	7,267	3,863	3,404

Share Price at Quarter End	$4.97	$5.79	$(0.82)

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	3,221	2,764	456

Revenue
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	FY 2023	FY 2024
Retail (B2C)	$9,921	$10,885	$11,214	$11,796	$11,788	$39,078	$43,816
Wholesale CPG (B2B)	4,253	3,979	4,777	4,987	4,747	16,062	17,996
Wholesale Biomass (B2B)	15,926	39,074	47,830	36,256	28,283	105,696	139,086
Total	$30,100	$53,938	$63,821	$53,039	$44,818	$160,836	$200,898

Sequential % Change
Retail (B2C)	4%	10%	3%	5%	—%
Wholesale CPG (B2B)	4%	(6)%	20%	4%	(5)%
Wholesale Biomass (B2B)	(40)%	145%	22%	(24)%	(22)%
Total	(26)%	79%	18%	(17)%	(15)%

% Change to Prior Year
Retail (B2C)	6%	8%	11%	23%	19%	46%	12%
Wholesale CPG (B2B)	14%	1%	11%	22%	12%	(4)%	12%
Wholesale Biomass (B2B)	10%	28%	41%	36%	78%	155%	32%
Total	9%	21%	32%	31%	49%	89%	25%

Gross Profit
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	FY 2023	FY 2024
Retail (B2C)	$5,253	$5,162	$4,952	$5,396	$5,653	$21,551	$20,763
Wholesale CPG (B2B)	1,065	886	1,398	1,168	1,221	1,223	4,517
Wholesale Biomass (B2B)	6,208	22,626	27,092	16,187	13,191	58,195	72,113
Total	$12,526	$28,674	$33,442	$22,751	$20,065	$80,969	$97,393

% of Revenue
Retail (B2C)	53%	47%	44%	46%	48%	55%	47%
Wholesale CPG (B2B)	25%	22%	29%	23%	26%	8%	25%
Wholesale Biomass (B2B)	39%	58%	57%	45%	47%	55%	52%
Total	42%	53%	52%	43%	45%	50%	48%

Wholesale Biomass Production and Cost per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	FY 2023	FY 2024
Equivalent Dry Pounds of Production	61,392	149,717	232,295	165,074	152,568	356,722	608,478
% Change to Prior Year	28%	45%	128%	60%	149%	84%	71%

Cost per Equivalent Dry Pounds of Production	$182	$148	$103	$110	$108	$136	$123
% Change to Prior Year	(7)%	6%	(13)%	(9)%	(41)%	(6)%	(10)%

Ending Operational Canopy Licensed (000 sq. ft)	959	1,525	1,525	1,525	1,525	959	1,525

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	FY 2023	FY 2024
Equivalent Dry Pounds Sold	56,432	137,866	209,175	164,660	146,555	338,957	568,133
% Change to Prior Year	13%	53%	108%	68%	160%	97%	68%
Equivalent Dry Pounds Sold Average Selling Price	$282	$283	$229	$220	$193	$312	$245
% Change to Prior Year	(3)%	(17)%	(32)%	(19)%	(32)%	43%	(21)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, May 13, 2025 at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-800-715-9871
Conference ID:	7239518#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (gain) on equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, certain debt-related fees, acquisition related professional fees, and non-operational start-up costs.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided a table above that provides a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 and three months ended December 31, 2024.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; ability to continue growing high quality cannabis at the lowest cost; statement that California, the most competitive cannabis market in the world, is experiencing pricing at levels which the Company would describe as destructive, meaning many cultivators in the state are likely having “going concern” issues; statement that while the Company expects lower prices to continue in the short-term, longer-term management expects Glass House will benefit, as the Company is built to weather market cycles and emerge even stronger; statement that consolidation has always been the Company’s thesis which the company sees as an opportunity to expand market share; statement that the Company commenced commercial operation of Greenhouse 5 in January; statement the Company completed Phase II expansion at its SoCal Farm and Greenhouse 5 had its first full quarter of production and sales in Q2; statement that production volumes, quality and yields from this facility have all substantially exceeded original expectations; statement that the Company expects to start generating revenue from Greenhouse 2 by the fourth quarter of 2025, with Greenhouse 2 production estimated at 275,000 pounds of cannabis in its first full year of production; statement the Company secured a new $50 million senior secured credit facility that strengthens its balance sheet, significantly improves cash flow and pushes out the maturity of senior secured debt into 2030; statement the Company started the year strongly, with first quarter results exceeding initial guidance across most key metrics including revenue, gross margin, cultivation cost per pound, average selling price, adjusted EBITDA and operating cash flow; statement the Company anticipates near-term pricing challenges in California will persist; statement that guidance for the second quarter of 2025 based on the strength of fourth quarter and year end results and current trends in 2025; guidance that Q2 2025 revenue is projected to be between $57 million to $59 million; guidance that full year revenue will be between $220 million and $230 million; guidance that Q2 biomass production will reach 210,000 to 215,000 pounds; guidance that full year 2025 biomass production will reach 780,000 to 800,000 pounds; guidance that the Company’s Q2 2025 average selling price for wholesale biomass is projected to be $200 to $203 per pound; guidance that the Company’s full year 2025 average selling price for wholesale biomass is projected to be $202.50 to $207.50 per pound; guidance that Q2 2025 cost of production is projected to be $105 per pound; guidance that full year 2025 cost of production is projected to be $105 per pound; guidance that Q2 2025 consolidated gross margin is expected to be approximately 49%; guidance that the Company expects Q2 2025 Adjusted EBITDA to be a positive $11 million to $13 million and operating cash flow to be $11 million to $13 million; guidance that the Company expects Q2 2025 cash to be approximately $38 million; guidance that the Company expects full year 2025 Adjusted EBITDA to be in a range of $42.5 million to $47.5 million and operating cash flow to be in the low $40 million range; guidance that the Company expects full year 2025 cash to be approximately $47 million at year-end. Q2 and full year guidance does not include Employee Retention Tax Credit payments Glass House expects to begin receiving in 2025, contributions from Greenhouse 2 or hemp operations.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouse@kcsa.com